

March 12, 2015

Via E-mail
Daryl G. Byrd
President and Chief Executive Officer
IBERIABANK Corporation
200 West Congress Street
Lafayette, LA 70501

> **Re:** **IBERIABANK Corporation**
> **Registration Statement on Form S-4**
> **Filed February 13, 2015**
> **File No. 333-202106**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed March 2, 2015**
> **File No. 000-25756**

Dear Mr. Byrd:

We have reviewed the above referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information, including, if applicable, a draft of your proposed disclosures to be made in future filings. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

General

1. At this time, a review is open for your Annual Report on Form 10-K for the fiscal year ended December 31, 2014. We will coordinate any request for acceleration of effectiveness for this registration statement with resolution of all comments regarding the Form 10-K review. Please confirm your understanding in this regard.

Proxy / Prospectus Cover Page

2.   Please revise to indicate the maximum number of shares of IBERIABANK Corporation common stock estimated to be issuable upon the completion of the merger.

Questions and Answers...

What are the United States federal tax consequences..., page 3

3.   While you may recommend that investors consult their own tax advisors with respect to tax consequences, you may not tell them they "should" do so. These statements suggest that investors may not rely on the description of tax consequences included in the prospectus. Please eliminate this language from the last sentence of this Q&A. Also make corresponding revisions to your disclosure elsewhere in the prospectus, including in the second and third full paragraphs on page 8 and in the third paragraph on page 69.

Opinion of Georgia Commerce's Financial Advisor, page 41

4.   Please revise to state that KBW has consented to the inclusion of its opinion in the prospectus.

5.   We note your disclosure in the penultimate paragraph on page 44 that the respective managements of Georgia Commerce and IBERIABANK Corporation prepared and provided to KBW certain internal projected information for Georgia Commerce and IBERIABANK Corporation, respectively. Please revise to disclose any material projections, including revenue, net income, and earnings per share for two years.

Material United States Federal Income Tax Consequences..., page 67

6.   We note that the last paragraph on page 70 refers to "certain" material United States federal income tax consequences of the merger. Please revise your disclosure to ensure that you discuss all material consequences. Also revise to eliminate the disclaimer that "[t]his discussion...is not tax advice", as shareholders are entitled to rely on your disclosure.

Dissenters' Rights of Appraisal, page 71

7.   Please revise the second paragraph of this section to remove the implication that your disclosure is not complete. Also revise to clarify, if true, that you have summarized the material provisions of Georgia law pertaining to the exercise of dissenters' rights.

8.   Please revise to restate the date of the Georgia Commerce special meeting in this section.

Legal Matters, page 94

9.   Please provide the addresses of counsels pursuant to Paragraph 23 of Schedule A to the Securities Act.

Where You Can Find More Information, page 94

10.   Please revise to update for the recently filed Form 10-K. In addition, you cannot incorporate previously-filed proxy statements. Please revise to eliminate the incorporation of your 2014 proxy statement. Refer to Item 11(b) of Form S-4.

11.   Please revise the second paragraph on page 95 consistent with Item 11(b)(2) or advise.

Part II.

Item 21. Exhibits and Financial Statement Schedules

General

12.   Please file any missing exhibits, including the tax opinions, with your next amendment or tell us when you plan to file these documents. Please provide the documents sufficiently in advance of any request for acceleration to permit the staff to review and comment on the documents, as necessary.

13.   Please file as exhibits:
       - the form of common stock certificates of IBERIABANK Corporation; and
       - all contracts or forms thereof entered into pursuant to the merger, including, without limitation, the change in control severance agreements, as referenced on page 56.

14.   Please note that absent an order granting confidential treatment or as otherwise explicitly permitted by Item 601 of Regulation S-K, you must file complete copies, including attachments, of all required exhibits in their entirety. In particular, we note that Exhibits I, II and III have been omitted from the Merger Agreement, filed as Exhibit 2.1 to the registration statement. If you believe that confidential treatment of particular information is warranted, you may request confidential treatment pursuant to Rule 406 of the Securities Act. For guidance, please refer to Staff Legal Bulletin No. 1A (Feb. 28, 1997 with the July 11, 2001 addendum).

15.   As a related matter, we note that the Merger Agreement, filed as Exhibit 2.1 to the registration statement, does not contain the Company Disclosure Letter and the Purchaser Disclosure Letter. Please file a list that briefly identifies the subject matter of the omitted disclosure letters, together with your agreement to furnish supplementally a copy of any omitted schedules or similar supplements to the Commission upon request, as required by

Item 601(b)(2) of Regulation S-K. Alternatively, please file the disclosure letters as exhibits to the registration statement.

Form 10-K for the Fiscal Year Ended December 31, 2014

16.   We note that your Form 10-K incorporates by reference certain sections from your definitive proxy statement. We also note that you have not filed your definitive proxy statement at this time. Please note that our review of the Form 10-K will remain open, pending your filing of the definitive proxy statement or an amended Form 10-K that includes all items required by Form 10-K and the resolution of any related comments.

Item 9A. Controls and Procedures, page 39

Material Weakness Related to Mortgage Income

17.   We note the impact of the errors in the mortgage banking operations and the purchase accounting adjustments on the financial statements. Please provide us with a SAB 99 analysis for the periods affected and tell us how the errors impacted the previous conclusions regarding disclosure controls and procedures and internal control over financial reporting.

Management Report on Internal Control over Financial Reporting, page 40

18.   You indicate that the errors in the mortgage banking operations were discovered during the Company's year-end financial statement close process. Tell us how the Company was able to implement the remediation actions necessary in order for both Company management and the independent accountants to conclude that both the disclosure controls and procedures and internal control over financial reporting were both effective at December 31, 2014.

Notes to Consolidated Financial Statements

Note 24 – Fair Value of Financial Instruments, page 116

19.   Please tell us why the carrying value of the FDIC loss share receivable was $69.6 million when its fair value was $19.6 million at December 31, 2014.

Note 27 – Condensed Parent Company Only Financial Statements, page 120

20.   You classified dividends received from your banking and non-banking subsidiaries of $50.5 million in 2013 and $70 million in 2012 as cash inflows from investing activities. Cash receipts comprised of dividends received from your subsidiaries are cash inflows from operating activities based on ASC 230-10-45-16(b). Please revise the

classification of the dividends received from your subsidiaries from cash flows from investing activities to cash flows from operating activities in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Act of 1933 and the Securities Exchange Act of 1934, and all Securities Act and Exchange Act rules, in each case as applicable, require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Marc Thomas at (202) 551-3452 or Gus Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ David Lin for

Michael Clampitt
Senior Counsel

cc: John R. Davis
        Edward B. Crosland, Jr., Esq.